

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Guo Xinhong, President
China Sure Water (USA) Inc.
c/o World Tech Ventures, LLC
14 Wall Street, 20th Floor, New York, NY 10005

> **Re: China Sure Water (USA) Inc.**
> **Form 10/A Filed September 6, 2011**
> **File No. 0-54259**

Dear Mr. Xinhong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A – Risk Factors, page 5

1. It is not clear from your response to prior comment 10 in your letter dated May 16, 2011, how you concluded your existing disclosure "represents substantial compliance with the requirements of Rules 4-08(e) and 5-04 of Regulation S-X." Rule 5-04 requires the condensed financial information of the registrant (parent company) in a schedule, and we do not note this schedule in your filing. Please include the schedule in an amendment or explain.

2. We acknowledge in your response to prior comment 11 that your CFO and certain other accounting personnel have received some training in U.S. GAAP during their university education.   However, based on your response, we are unable to concur with your conclusion that you have accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP. If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X. We note you are not yet required to provide management's annual report on internal control over financial

reporting, pursuant to Item 308(a) of Regulation S-K. Therefore, in this situation, please amend your Form 10 to provide clear risk factor disclosure documenting this circumstance, i.e. that you do not have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP, the potential ramifications on your financial reporting, and the potential for this to be a material weakness once you are required to comply with Item 308(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Branch Chief